July 22, 2010

Mr. Gregory Dundas

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:           Dimeco, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 0-49639

Dear Mr. Dundas,

This is in reply to your comments of July 9 regarding the above referenced filing.  Please note responses as listed below.

Form 10-K for the Year Ended December 31, 2009

Item 10. Directors, Executive Officers and Corporate Governance, page 25

Proposal 1. Election of Directors, page 3 of proxy statement on Schedule 14A

Comment:

1.
In future filings, please disclose the biographical information concerning each director, nominee, and executive officer to clearly present the individual’s business experience during the past five years or longer, providing dates as necessary.

Response:

1.	In future filings we will expand the discussion to specifically include information concerning each individual’s business experience for the past five years or longer, providing dates as necessary.

Comment:

2.
In future filings, for each director, nominee, and executive officer, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve on the board.  Please see Item 401(e) of Regulation S-K.

Response:

2.
In future filings we will expand the discussion to be more specific as to the specific experience, qualification, attributes or skills that lead the Board to conclude that the individuals should serve on the Board.

Corporate Governance, page 6 of the proxy statement on Schedule 14A

Comment:

3.
In future filings, please include in the discussion concerning board leadership structure the basis for the determination that current leadership structure is appropriate under the current circumstances of the company.  See Item 407(h) of Regulation S-K.

Response:

3.	In future filings, we will include additional discussion regarding how the Board of Directors concluded that our board leadership structure is appropriate.

Comment:

4.
In future filings, please include the information required under Item 407(c)(vi) of Regulation S-K, including the process following by the nominating committee in indentifying and evaluating nominees for director, and whether “diversity” is considered in indentifying such nominees, and if so, how.

Response:

4.
We will include additional information regarding the process for identifying and evaluating nominees (including whether the nominating committee considers “diversity” in identifying nominees) in future filings.

Item 11. Executive Compensation, page 25 (page 8 of proxy statement on Schedule 14A)

Comment:

5.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

5.
In reviewing the instructions for Item 402 we noted that this disclosure is not applicable to “smaller reporting companies.”  We believe that we are a “smaller reporting company” and therefore were not required to include that disclosure.

Item 13. Certain Relationships and Related Transactions, page 26

Related Party Transactions (page 11 of proxy statement on Schedule 14A)

Comment:

6.
It is not clear from your disclosure whether there are currently outstanding loans to related persons above the threshold amount.  If yes, please revise to so indicate.  Also, in that case, revise your disclosure to include, if accurate, all three representations found in Instruction 4(c) to Item 404(a) of Regulation S-K, including the statement that such loans were made “on substantially the same terms…as those of comparable transactions prevailing at the time with other persons not related to the lender.”  If this latter representation is not valid because origination fees were waived, as alluded to in the following paragraph, such loans must be disclosed.

Response:

6.
The Bank did have outstanding loans to related persons in excess of the $120,000 threshold amount at December 31, 2009.  We will be sure to specifically make the following statement in future filings when applicable.

These loans were made on substantially the same terms and conditions, including interest rate and collateral, as those of comparable transactions prevailing at the time with other persons not related to the Bank and do not include more than the normal risk of collectability or present other unfavorable features.

During 2009 the Bank refinanced residential mortgage loans in excess of $120,000 for all three executive officers and, in compliance with our policy pertaining to all employees, waived points in connection with the loans.  All loans were sold in the secondary mortgage market, as is our normal practice for residential mortgage loan originations, and were not in our outstanding loan balance at December 31, 2009.  The amounts of loan origination points waived were less than $10,000 in each case.  In view of the dollar amounts involved and the fact that such waivers are offered to all employees, we believed that these loans were on substantially the same terms as those offered to the public and did not individually disclose these loans.  In future filings, however, we will be sure to disclose any such transactions.

Comment:

7.	Please confirm that the various transactions described in “Director Independence” do not need to be disclosed under Rule 404 of Regulation S-K, or amend to provide the required disclosure.

Response:

7.	All of the transactions described in that section were less than $120,000 per individual and/or their related business and therefore were not required to be disclosed.

We hereby acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for taking the time to review our filings.  We believe that any comments you make will assist us to assure that readers of our filings have all information they need to make investment decisions concerning ownership of Dimeco, Inc.

Sincerely,

/s/ Maureen H. Beilman

Maureen H. Beilman

Chief Financial Officer